[LETTERHEAD]
                                   Silicon Valley Law Group


                                      December 14, 2005


VIA FEDERAL EXPRESS; FILED VIA EDGAR - CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:	Michael Reedich, Esq.
	Division of Corporate Finance
	Mail Stop 6010

	Re: Human BioSystems
	    Registration Statement on Form SB-2
            File No. 333-128991

Dear Mr. Reedich:

     On behalf of Human BioSystems, a California corporation (the "Company"), we have been authorized to present the following responses to that certain letter from the Staff dated December 1, 2005 (the "Comment Letter"), relating to the Company's Registration Statement on Form SB-2 (File No. 333-128991) (the "Registration Statement").

     Concurrently herewith, the Company is filing with the Commission Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which also responds to the Comment Letter.

     The Staff's comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

     We and our Chief Executive Officer are the subject of SEC and Justice Department proceedings for securities fraud.

	1. We note our prior comment 1 and your response. You should expand the disclosure to explain why you believe, "the issues involved in this matter were resolved over two years ago to the full satisfaction of all investors." Disclose how much was repaid and to whom.

    Pursuant to your request, we have expanded the disclosure in this risk factor and in the section of Amendment No. 2 entitled "Business - Legal Proceedings" to provide an explanation of why the Company believes that the issues involved in the rescission offer have been resolved to the full satisfaction of all of the subject investors. Please see pages 8 and 39 of Amendment No.2.

	2. Please explain why you believe the deferred prosecution agreement between the government and Mr. Masuda should lead to a dismissal of all charges against him. Absent a well- founded and factually supported belief that this will happen, you should delete this prediction.

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   The statement in question is derived from the January 2005 Pretrial
Diversion Agreement and the accompanying Addendum by and between Mr. Masuda and the United States Attorney's Office. The Addendum specifically states "if Harry Masuda complies with all of the terms of the Pretrial Diversion Agreement and this Addendum thereto, [the United States Attorney's Office] will file a motion to dismiss the charges against him contained in the above-captioned superseding indictment (the "Indictment") and no further criminal charges will be brought against Harry Masuda . . . ."  This statement in the Addendum forms the foundation for the Company's belief that the charges should be dismissed at the end of the 18-month deferred prosecution term.

Liquidity and Capital Resources

	3. We note our prior Comment 4 and your response and reissue the comment. As to the Ben David transaction, please state how many shares Mr. Ben David sold or transferred.

    As indicated in our prior response, the Company does not currently know how many shares Mr. Ben David has sold or transferred. Ben David originally had one stock certificate representing an aggregate of 23,000,000 shares of common stock. Pursuant to his request, the Company permitted Ben David to exchange the original stock certificate for three certificates (one for 8,000,000 shares to Ben David and one to each of two of his affiliates, Geneva Equities and Shearson Foundation for an aggregate of 15,000,000 shares). After terminating the Loan Agreement, the Company requested the return of all three stock certificates. Ben David returned the one in his name (for an aggregate of 8,000,000 shares of common stock), but indicated that he no longer had the other two certificates, and in fact the Company has been told by a German bank that they are being held by German securities authorities due to concerns that they are counterfeit. To date, the Company has not been able to secure the return of the other two certificates from the German authorities.

    As indicated in Amendment No. 2, in the second quarter of 2005, the Company became aware that shares of common stock may have been sold in Germany without authorization. Based on the allegations from the German securities authorities, the Company believed that these shares might have been derived from a copy of either the certificate returned by Ben David or the two certificates being held by the German securities authorities. The Company is currently conducting an exchange offer that will require German shareholders to exchange their Company stock for new common stock; at that point it may learn how many shares of Company common stock were sold by Ben David.

    Please contact me if you have any questions or comments regarding this response or Amendment No. 2 to the Registration Statement.

					Very truly yours,

					SILICON VALLEY LAW GROUP
					A Law Corporation

                                           /s/ Cathryn S. Gawne
					By:___________________________
					    Cathryn S. Gawne, Esq.
Enclosures

cc:  Mr. Harry Masuda

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